PUBLIC FILING

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arthur W. Wood Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Congress Street, Suite 700
(No. and Street)

| Boston | MA | 02109 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| K H Kennedy | (617)542-0500 | kkennedy@arthurwood.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

| 100 E Sybeila Ave, Ste 130 | Maitland | FL | 32751 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| July 28, 2004 | 1839 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| **FOR OFFICIAL USE ONLY** |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Kristin H Kennedy_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Arthur W. Wood Company, Inc._____ , as of __December 31_____ , 2 _022_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DONALD P. MCCARTHHY
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 1, 2029

Signature: _Kristin H. Kennedy_____

Title:
President

Notary Public

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

**FINANCIAL STATEMENT**

**FOR THE YEAR ENDED DECEMBER 31, 2022**

**Ohab and Company, P.A.**

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Arthur W. Wood Company, Inc. and Subsidiary

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Arthur W. Wood Company, Inc. and Subsidiary as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Arthur W. Wood Company, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Arthur W. Wood Company, Inc. and Subsidiary's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Arthur W. Wood Company, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Arthur W. Wood Company, Inc. and Subsidiary's auditor since 2018.

Maitland, Florida

March 24, 2023

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2022

## ASSETS

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 31,880 |
| Deposit in clearing organization | | 50,278 |
| Receivable from clearing organization | | 34,241 |
| Securities owned, at fair value | | 21,498 |
| Furniture and office equipment, net of | | |
|    accumulated depreciation of $ 16,173 | | 0 |
| Deferred income tax credit | | 89,884 |
| Other assets | | 16,052 |
| | | |
| **TOTAL ASSETS** | $ | 243,833 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

**LIABILITIES**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 42,697 |
| Subordinated borrowings | | 150,000 |
| | | |
| **TOTAL LIABILITIES** | $ | 192,697 |

**STOCKHOLDERS' EQUITY**

| | | |
|---|---|---:|
| Common stock, $ 5 par value; 20,000 shares authorized, issued and outstanding | | 100,000 |
| Additional paid-in capital | | 2,245,262 |
| Retained earnings (deficit) | | (2,294,126) |
| | | |
| **TOTAL STOCKHOLDER'S EQUITY** | $ | 51,136 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 243,833 |

The accompanying notes are an integral part of these financial statements.

**ARTHUR W. WOOD COMPANY, INC. AND SUBSIDIARY**
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
December 31, 2022

1.      **Organization and Nature of Business**

The Company was incorporated under the Laws of the Commonwealth of Massachusetts and commenced operations on March 8, 1915 after the change of name from The New England Company. The Company's main office is located in Boston, Massachusetts with a branch office in Meriden, Connecticut.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the transacting of securities for its customers. The Company introduces these transactions for execution and clearance services primarily to Raymond James & Associates, a New York Stock Exchange member firm, on a fully-disclosed basis. The Company also provides institutional research services.

2.      **Summary of Significant Accounting Policies**

*Basis of Presentation –*
The consolidated financial statement includes accounts of the Company and its wholly-owned subsidiary, A. W. Wood Insurance Agency, Inc. The Company operates as a securities broker dealer which includes securities transactions, institutional research and investment advisory services. All intercompany balances and transactions have been eliminated in consolidation.

*Cash and Cash Equivalents –*
The Company considers all time deposits held in banks with initial terms of maturity at three months or less to be cash equivalents for the purposes of the statement of financial condition. Cash and securities segregated under Federal and other regulations are not treated as cash or cash equivalents.

*Revenue Recognition –*
Significant Judgements
Revenue from contracts with customers include asset management fees, fee-in-lieu of commissions, commission income and research services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.
Commissions
Brokerage Commissions – The Company enters orders through its clearing agent to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company's clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

2.      **Summary of Significant Accounting Policies (cont.)**

Distribution Fees – The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Asset Management

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.      Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period.

Research Fees

Research Fees – Research Fees are for research performed by the firm for a fee to institutional customers. Revenue is recognized when all performance obligations are satisfied which is the payment date.

*Fair Value of Financial Instruments* - The financial instruments of the Company are reported in the consolidated statement of financial condition at fair values, or at carrying amounts that approximate fair values.

*Property, Equipment and Depreciation* - Furniture and office equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the useful lives of related assets, generally 3 to 10 years, and accelerated cost recovery method for income tax purposes. Depreciation expense for the year was $0.

*Income Taxes* - The Company and its subsidiary are included in a consolidated federal income tax return. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets and liabilities between years.

*Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.

3.      **Clearing Organization**

The Company has an agreement with Raymond James & Associates (Raymond James) to clear transactions on a fully disclosed basis for accounts of the Company and its' customers which are introduced by the Company

### 3.    Clearing Organization (cont.)

and accepted by Raymond James.  Raymond James maintains stock and other records on a basis consistent with generally accepted practices in the securities industry and maintains copies of such records in accordance with the FINRA and SEC guidelines for record retention.  Raymond James is responsible for the safeguarding of all funds and securities delivered to and accepted by it.  Raymond James prepares and sends to customers monthly and/or quarterly statements of account.  The Company does not generate and/or prepare monthly statements, billings or compilations regarding any client account.  The Company examines monthly statements of its own account(s), monthly statements of clearing services and other reports provided by Raymond James and notifies Raymond James of any error.  Raymond James charges the Company for clearing services.  Raymond James also collects all commissions and fees on behalf of the Company and makes payments to the Company for its share of commissions and fees.  This agreement can be terminated, between the two parties, with 30 days prior written notice to the other party.

### 4.    Property and Equipment

Furniture and equipment are summarized as follows:

| | |
|---|---|
| Furniture and Office equipment | $16,173 |
| Less accumulated depreciation | (16,173) |
| Net Property and equipment | $    -0- |

Total depreciation expense was $0 for the year ended December 31, 2022.

### 5.    Fair Value Measurement

FASB ASC 820, *Fair Value Measurements and Disclosures,* establishes a framework for measuring value. The framework provides a value hierarchy that prioritizes the input to valuation techniques used to measure value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset occurs in the principal market or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - inputs unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within level1) that are observable for the asset either directly or indirectly

Level 3 - are unobservable inputs and rely on managements own assumptions about the assumptions that market participants would use in pricing the asset.

5.    **Fair Value Measurement (cont.)**

The following table sets forth by level, within the fair value hierarchy, the fair value as of December 31, 2022.

| Level 1 | Level 2 | Level 3 | Securities – not readily marketable |
|---------|---------|---------|-------------------------------------|
| $      0 | $      0 | $      0 | $      21,498 |

6.    **Lease Commitments**

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with disclosure of key information about lease agreements.

The Company has elected not to apply the recognition requirements of Topic 842 related to its office lease in Meriden, Connecticut, which has a month to month lease and instead has elected to recognize the lease payments as least costs on a straight line basis over the lease term.  The lease cost related to this office space is approximately $24,000 for the year ended December 31, 2022.  Future operating lease costs are $-0- in 2022.

The Company has obligations as a lessee for office space in Boston, Massachusetts with initial non-cancelable terms in excess of one year. The Company classifies these leases as operating leases.  These leases may contain renewal options for periods ranging from one to five years.      Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.  The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.  Payments due under the lease contracts include fixed payments plus, for some of the Company's leases, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of building's property taxes and common area maintenance. These variable lease payments are not included in lease payment used to determine lease liability and are recognized as occupancy costs when incurred.

The office space was under lease in Boston to May 2022. Annual rent expense was approximately $118,000.   A schedule of future minimum non-cancelable office lease payments is as follows:

For the years ended December 31,

2023                                    $0

Amounts reported in the balance sheet as of December 31, 2022 for leases were as follows:

| | |
|---|---|
| Operating lease ROU assets | $  -0- |
| Operating lease liabilities | $  -0- |
| Remaining lease term | 0 months |
| Discount rate | % |

7.      **Affiliate**

The Company is the sole owner of a subsidiary, "A. W. Wood Insurance Agency, Inc.", which is licensed by certain states to sell certain insurance products.  All revenues and expenses are reflected in the operations of Arthur W. Wood Company, Inc.

8.      **Income Taxes**

The Company and its subsidiary file a consolidated federal income tax return and separate Massachusetts and Connecticut income tax returns. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred tax benefits or expenses.  Deferred taxes are provided for the expected future benefits of net operating loss carryforwards.  Deferred tax assets are determined using the tax rates to be enacted when the asset or liability is realized.  Deferred tax expense or benefit is the result of changes in the deferred tax assets and liabilities.

As of December 31, 2022, the Company has loss carryforwards of approximately $2,740,000 for federal income tax purposes. Losses incurred prior to December 31, 2017 are limited to a 20 year carryforward. Losses incurred after 2017 may be carried forward indefinitely.  Losses available to offset future state taxable income are approximately $1,987,000.  The loss is available to offset taxable income of future periods and expiring as follows for the years ending December 31:

| | Federal | | | State | |
|---|---|---|---|---|---|
| 2024 | $ | 54,000 | 2031 | $ | 32,000 |
| 2025 | | 78,000 | 2032 | | 33,000 |
| 2026 | | 27,000 | 2033 | | 14,000 |
| 2027 | | 38,000 | 2034 | | 8,000 |
| 2029 | | 228,000 | 2035 | | 15,000 |
| 2030 | | 19,000 | 2036 | | 750,000 |
| 2031 | | 42,000 | 2037 | | 552,000 |
| 2032 | | 42,000 | 2038 | | 80,000 |
| 2033 | | 16,000 | 2039 | | 70,000 |
| 2034 | | 13,000 | 2040 | | 180,000 |
| 2035 | | 16,000 | 2041 | | 253,000 |
| 2036 | | 806,000 | | | |
| 2037 | | 670,000 | | | |
| Indefinite | | 691,000 | | | |

The provision for (benefit of) income taxes for the year ended December 31, 2022 consist of the following:

Current:

| | | |
|---|---|---|
| Federal | $ | -0- |
| State | | 2,000 |
| Total Current | $ | 2,000 |

**8.      Income Taxes (continued)**

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities.  The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Management does not believe the Company has any uncertain tax positions that would require recognition or disclosure in the financial statements for the year ended December 31, 2022. The U S Federal income tax returns prior to 2019 are closed. US State jurisdictions have statutes of limitations that generally range from three to five years.  The tax returns are currently not under examination in any US Federal or state jurisdiction.

**9.      Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $73,702 which was $68,702 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.58 to 1.

**10.      Cash Segregated Under Federal and Other Regulations**

The Company is exempt from establishing segregated reserve bank accounts for the benefit of customers by Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as all transactions are cleared through Raymond James & Associates, a clearing agent, on a fully disclosed basis.

**11.      Subordinated Note**

Subordinated note payable of $150,000, interest payable monthly at 12% per annum, all principal due September 22, 2023.     Available in computing net capital under the SEC uniform capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated notes is $150,000.

**12.      Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk**

The Company's customer securities activities are transacted on either a cash or margin basis.  In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.  As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off- balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2022, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days.  If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.  Settlement of these transactions is not expected to

**12.     Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (cont.)**

have a material effect on the Company's financial position.  The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines.  The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company may maintain cash and other deposits with banks and brokers, and, at times, such deposits may exceed applicable insurance limits.  The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

**13.     Commitments and Contingencies**

The Company has no commitments or contingencies except as noted in Note 6.

**14.     Company Conditions**

The Company has a loss of approximately $253,000 for the year ending December 31, 2022 and has received capital contributions from a stockholder for added working capital.  The Company's stockholder has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operations.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going concern basis without adjustments for realization in the event the Company ceases to continue as a going concern.

**15.     Subsequent Evaluation**

Subsequent events and transactions were evaluated through the date the financial statements were available to be issued.  The Company has determined there are no subsequent events or transactions that require disclosure.